Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333- 278433

Relating to the Preliminary Prospectus Supplement dated August 6, 2026

(To Prospectus Dated April 1, 2024)

PRICING TERM SHEET

August 10, 2026

ACRES Commercial Realty Corp.

Offering of

2,220,000 Shares of

8.625% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock

The information in this pricing term sheet supplements the information set forth in ACRES Commercial Realty Corp.’s registration statement on Form S-3 (File No. 333-278433), dated April 1, 2024 (including the documents incorporated by reference therein, the “Registration Statement”), and preliminary prospectus supplement dated August 6, 2026 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this section, references to “we,” “us” and “our” refer only to ACRES Commercial Realty Corp. and not to any of its subsidiaries.

Issuer	ACRES Commercial Realty Corp.

Securities Offered	8.625% Fixed-to-Floating Series C Cumulative Redeemable Preferred Stock, par value $0.001 per share, of the Issuer (the “Series C Preferred Stock”).

Amount Offered	2,220,000 shares of Series C Preferred Stock.

Public Offering Price	$23.75 per share of Series C Preferred Stock.

Trade Date	August 10, 2026.

Settlement Date

August 12, 2026, which is the second business day after the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series C Preferred Stock more than one business day prior to the Settlement Date must, because the Series C Preferred Stock initially will settle in T+2, will be required to specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Stated Amount	$25.00 per share of Series C Preferred Stock.

Liquidation Preference

$25.00 per share of Series C Preferred Stock, plus an amount equal to any accrued and unpaid distributions to, but excluding, the date of payment or the date the amount for payment is set apart. The payment due to holders of the Series C Preferred Stock upon liquidation is fixed at the Liquidation Preference, and holders will have no right to receive or participate in any greater payment.

Regular Dividends

Subject to the preferential rights of holders of any class or series of our senior equity securities, holders of Series C Preferred Stock are entitled to receive, when, as and if authorized by our Board of Directors, out of funds legally available for the payment of distributions, cumulative cash distributions at a floating rate equal to Three-Month Term SOFR as calculated on each applicable date of determination plus a spread of 5.927% per annum based on the $25.00 liquidation preference, provided that such floating rate will not be less than the initial rate of 8.625% at any date of determination.

Distributions payable on the Series C Preferred Stock for any partial distribution period during the Floating Rate Period will be computed based on the actual number of days and a 360-day year. The first distribution on the Shares acquired in this offering will be paid on October 30, 2026, and will reflect distributions accrued from, and including, the prior distribution payment date of July 30, 2026, through, but excluding, October 30, 2026.

Notwithstanding the foregoing, distributions on the Series C Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of distributions, whether or not distributions are authorized by our Board of Directors and whether or not the restrictions described in the Preliminary Prospectus Supplement exist. Accrued but unpaid distributions on the Series C Preferred Stock will not bear interest, and holders of Series C Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions.

Distribution Payment Dates

Quarterly, in arrears, on the 30th day of January, April, July and October of each year. If any date on which distributions would otherwise be payable is not a business day, then the distribution payment date will be the next business day without any adjustment to the amount of distributions paid.

Regular Record Dates	The first day of the calendar month in which the applicable distribution falls.

Listing

Shares of Series C Preferred Stock currently trade on the New York Stock Exchange under the symbol "ACRPrC," formerly "XANPrC". The Shares sold pursuant to the Preliminary Prospectus Supplement will be fungible with and form a single series with the Original Shares under the Articles Supplementary, will be identical in all respects to the Original Shares and will have the same CUSIP as the Original Shares.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $50,225,000 after deducting the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to make loan originations consistent with our investment policies and for general corporate purposes, which may include, among other things, repurchase or repayment of outstanding debt obligations, capital expenditures and working capital. We have not yet identified which indebtedness may be repurchased or repaid. Pending these uses, the net proceeds of this offering will be held in interest-bearing bank accounts or invested in readily marketable, interest-bearing securities, which are consistent with maintaining our qualification as a REIT for federal income tax purposes. We expect that these temporary investments will provide a lower net return than we hope to achieve with our general investment policies.

Placement Agent	Seaport Global Securities LLC

Placement Agent Fees	$0.546875 per share of Series C Preferred Stock.

CUSIP / ISIN Numbers for the Series C Preferred Stock	00489Q201 / US00489Q2012

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the Securities Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Seaport Global Securities LLC, 360 Madison Avenue, 22nd Floor, New York, NY 10176, by telephone at (212) 616-7700 or by email at capitalmarkets@seaportglobal.com.

The information in this pricing term sheet is not a complete description of the Series C Preferred Stock or the offering. Financial and capitalization information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Series C Preferred Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.